

Sheila A. Murray
Senior Vice-President and General Counsel

2 Queen Street East, Twentieth Floor
Toronto, Ontario M5C 3G7
T: 416-681-1731
F: 416-365-0501
E: smurray@ci.com
www.ci.com





October 1, 2008

United States Securities
and Exchange Commission
Washington, D.C. 20549

Dear Sirs: Fund Management Inc.

Re: CI ~~Financial Income Fund~~, as successor to CI Financial Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number, along with a Form 6-K.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FINANCIAL

Sheila A. Murray
Senior Vice-President and General Counsel

SAM/ih
Encls.

c: Chris von Boetticher (w/o encls.)

j:\ci\cix\letters\sec-ltr-oct08.doc

10/17



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial reports sales and assets for August

TORONTO (September 2, 2008) – CI Financial Income Fund ("CI") today reported net sales of $115 million in August 2008, and assets under management of $67.5 billion and total fee-earning assets of $100.6 billion as of August 31, 2008.

CI subsidiaries CI Investments Inc. and United Financial Corporation had combined gross retail sales of $665 million, with net sales of $66 million in long-term funds and $49 million in money market funds. For the year-to-date, CI had gross sales of $8.0 billion and net sales of $1.7 billion.

Retail assets under management grew by $1.3 billion or 2.1% over the month to $64.9 billion. Total assets under management at August 31, 2008 consisted of investment funds at CI Investments and United Financial of $64.4 billion, institutional assets at KBSH Capital Management Inc. of $2.6 billion and structured product assets of $534 million.

CI also reported assets under administration of $31.7 billion, which consisted of $22.8 billion in assets under administration at Assante Wealth Management (Canada) Ltd. and $8.8 billion in assets under administration at Blackmont Capital Inc. Other fee-earning assets totalled $1.4 billion.

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and on its website in the Statistics section.

GEOGRAPHIC EXPOSURE OF AUM			
Canada	**45%**	**Asia**	**4%**
United States	**22%**	**Other**	**3%**
Europe	**11%**	**Cash**	**15%**

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP (generally accepted accounting principles) earnings measure; however, CI management believes that most unitholders, creditors, other stakeholders and investment analysts prefer to include the use of this performance measure in analyzing CI's results. EBITDA is a measure of operating performance, a facilitator for valuation and a proxy for cash flow.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information:
Stephen A. MacPhail
President
(416) 364-1145

CI Investments
2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: GSX.PR.A **FOR IMMEDIATE RELEASE**

Global Resource Split Corp. Announces Quarterly Distribution to Preferred Shareholders

Toronto, September 2, 2008 – Global Resource Split Corp. (the "Corporation") announced today its quarterly distribution for the period ending September 30, 2008 of $0.13125 per preferred share payable on September 30, 2008 to shareholders of record as at September 15, 2008.

The Corporation's investment objectives for the preferred shares are to provide shareholders with fixed quarterly cash distributions of $0.13125 per share, representing a yield of 5.25% per annum on the issue price, and to return the original issue price of $10 to preferred shareholders at the time of redemption on June 30, 2009.

The Corporation's preferred shares are listed on the Toronto Stock Exchange under the symbol GSX.PR.A.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\cii\funds\skylon\distributions\distributions\2008\sept\rel-gsx.doc

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: CXC, CXC.PR.A **FOR IMMEDIATE RELEASE**

CIX Split Corp. Announces
Distribution for Month Ending September 30, 2008

Toronto, September 2, 2008 – CIX Split Corp. (the "Corporation") announced today a distribution for the month ending September 30, 2008 of $0.04167 per Priority Equity Share and $0.07 per Class A Share payable on September 30, 2008 to unitholders of record as at September 15, 2008.

The Corporation's investment objectives for the Priority Equity Shares are to provide shareholders with tax-efficient fixed cumulative preferential monthly cash distributions in the amount of $0.04167 per Priority Equity Share to yield approximately 5.0% per annum on the original issue price and on or about January 31, 2011 to pay to the holders of Priority Equity Shares the original issue price of the Priority Equity shares.

The Corporation's investment objectives for the Class A Shares are to provide holders of Class A Shares with regular tax-efficient monthly cash distributions targeted to be $0.07 per Class A Share to yield 5.6% per annum on the original issue price and on or about January 31, 2011, to pay to the holders of Class A Shares at least the original issue price of the Class A Shares.

The Corporation's Priority Equity Shares and Class A Shares are listed on the Toronto Stock Exchange under the symbol CXC.PR.A and CXC respectively.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Funds Announce Distributions for Month Ending September 30, 2008

Toronto, September 17, 2008 – CI Investments Inc., as manager of each of the issuers named below (the Skylon Funds), announces the following distributions for the month ending September 30, 2008 payable on October 14, 2008 to unitholders of record as at September 30, 2008:

Skylon Fund	TSX Symbol	Distribution Amount
Convertible & Yield Advantage Trust	CNV.UN	Cdn$0.1458 per unit
High Yield & Mortgage Plus Trust	HYM.UN	Cdn$0.15625 per unit
Signature Diversified Value Trust	SDF.UN	Cdn$0.0666 per unit
Skylon Global Capital Yield Trust	SLP.UN	Cdn$0.1510 per unit
Skylon Global Capital Yield Trust II	SPO.UN	Cdn$0.1510 per unit
Skylon Growth & Income Trust	SKG.UN	Cdn$0.05833 per unit
Skylon International Advantage Yield Trust		
Series A units	SIA.UN	Cdn$0.1042 per unit
Series B units	SIA.U	US$0.0417 per unit
Yield Advantage Income Trust	YOU.UN	Cdn$0.0583 per unit

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\cii\funds\skylon\distributions\distributions\2008\sept\rel-aggregate.doc

CI Investments®

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SKA.UN **FOR IMMEDIATE RELEASE**

Skylon All Asset Trust Announces Quarterly Distribution to Unitholders

Toronto, September 17, 2008 – Skylon All Asset Trust (the "Trust") announced today its quarterly distribution for the period ending September 30, 2008 of $0.375 per unit payable on October 14, 2008 to unitholders of record as at September 30, 2008.

The Trust's investment objectives are: (i) to seek a maximum inflation-adjusted real return, consistent with preservation of capital; and (ii) to provide unitholders with tax efficient quarterly distributions consisting primarily of capital gains and returns of capital.

The Trust is listed on the Toronto Stock Exchange under the symbol SKA.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\cii\funds\skylon\distributions\distributions\2008\sept\rel-all-asset.doc

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: HYB.UN **FOR IMMEDIATE RELEASE**

DDJ HIGH YIELD FUND ANNOUNCES DISTRIBUTION TO UNITHOLDERS

Toronto, September 18, 2008 – DDJ High Yield Fund (the "Fund") announced today its quarterly distribution for the period ending September 30, 2008 of $0.25 per unit payable on October 15, 2008 to unitholders of record as at September 30, 2008.

The Fund's investment objective is to provide investors with a high level of current income distributed quarterly over the life of the Fund. The Fund will also seek capital appreciation through investing in securities with potential for appreciation.

The Fund, managed by CI Investments Inc., is a closed-end fund listed on the Toronto Stock Exchange (HYB.UN) which invests in a diversified portfolio consisting primarily of high yield debt securities issued.

For further information, contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374



UNITED FINANCIAL™

2 Queen Street East, Nineteenth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-644-5650 Toll Free: 1-866-644-5650
www.unitedfinancial.ca

News Release

FOR IMMEDIATE RELEASE

United Financial launches Evolution Private Managed Accounts, an innovative program for sophisticated investors

TORONTO (September 23, 2008) – United Financial Corporation today announced the launch of Evolution Private Managed Accounts, an innovative program designed to meet the complex investment needs of sophisticated investors.

Evolution offers customized portfolios based on actively managed strategic asset allocation, a broad selection of leading portfolio managers, a tax-efficient structure, as well as the choice of geographic emphasis, investment style, currency-neutral pools and newly created Alpha pools.

"Evolution goes beyond the ordinary in investment management, with its unprecedented combination of advanced features," said Joseph C. Canavan, Chairman and Chief Executive Officer, United Financial. "Evolution offers an exceptional degree of choice and flexibility, allowing sophisticated investors to work with their advisors to create an investment solution that's tailored to their unique needs and is an integral part of their overall financial plan."

The Evolution portfolios are developed by United Financial Investment Consulting, an in-house team of experts, based on the principles of strategic asset allocation. The Investment Consulting team monitors and actively manages the portfolios to ensure they remain efficient and are positioned to take advantage of developing opportunities in the marketplace.

The Evolution program provides access to a wide selection of industry-leading Canadian and global portfolio managers available through United Financial and CI Investments Inc., including AllianceBernstein, Cambridge Advisors, Connor, Clark and Lunn Investment Management, Cohen and Steers, Epoch Investment Partners, Harbour Advisors, Picton Mahoney Asset Management, Signature Global Advisors, Tetrem Capital Management and Wellington Management.

"Evolution represents the combined resources of United Financial and CI Investments and their expertise in portfolio management and in developing and managing innovative investment solutions," said Mr. Canavan.

Investors may select United Financial's new Alpha mandates, which are concentrated equity portfolios that invest in select portfolio managers' best ideas, with a focus on absolute returns. The Alpha mandates and their portfolio managers are Canadian Equity Alpha Corporate Class (QV Investors Inc.), US Equity Alpha Corporate Class (Tetrem Capital Management Ltd.) and International Equity Alpha Corporate Class (Picton Mahoney Asset Management).

The Evolution program provides a high level of tax efficiency, a key concern for high net worth investors. The Evolution portfolios are based on a corporate class structure, and United Financial also manages investors' registered and non-registered and family accounts as a single portfolio, in order to achieve the maximum level of tax efficiency.

Evolution Private Managed Accounts recognizes the needs of sophisticated investors by offering a pricing process similar to those offered to institutional investors.

The Evolution Private Managed Accounts program requires a minimum investment of $250,000 and is available exclusively through advisors affiliated with Assante Wealth Management.

United Financial Corporation is a Canadian investment management and wealth planning firm with approximately $8 billion in assets under management. It provides customized managed portfolio solutions for individuals, families and businesses, distributed through advisors with Assante Wealth Management and Stonegate Private Counsel LP. United Financial is on the Web at www.unitedfinancial.ca. United Financial is controlled by CI Financial Income Fund (TSX: CIX.UN), an independent, Canadian-owned wealth management firm with approximately $100.6 billion in fee-earning assets as of August 31, 2008.

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For further information:
Brent Wagner
Vice-President, National Sales
416-681-7047



FINANCIÈRE UNIE

2, rue Queen Est, Dix-neuvième étage, Toronto (Ontario) M5C 3G7
Téléphone : (416) 644-5650 Sans frais : 1-800-268-9374
www.unitedfinancial.ca

Communiqué

POUR DIFFUSION IMMÉDIATE

Financière Unie lance le programme de Gestion de comptes privée Évolution, un programme innovateur pour les investisseurs sophistiqués

TORONTO (23 septembre 2008) – Corporation Financière Unie a annoncé aujourd'hui le lancement de Gestion de comptes privée Évolution, un programme innovateur conçu pour répondre aux besoins complexes en matière de placement des investisseurs sophistiqués.

Évolution offre des portefeuilles personnalisés basés sur une répartition stratégique de l'actif activement gérée, une large sélection de gestionnaires de portefeuille de premier ordre, une structure fiscalement avantageuse, ainsi que le choix de l'emplacement géographique, du style de placement, des fonds neutres aux fluctuations des devises et des fonds Alpha nouvellement créés.

« Évolution va au-delà de l'ordinaire en matière de gestion de placement, grâce à sa combinaison de caractéristiques avancées sans précédent », a déclaré Joseph C. Canavan, président et chef de la direction de Financière Unie. « Évolution offre un niveau exceptionnel de choix et de flexibilité, permettant aux investisseurs sophistiqués de travailler avec leur conseiller pour créer une solution de placement qui répond à leurs besoins uniques et qui est une partie intégrale de leur planification financière globale ».

Les portefeuilles Évolution sont développés par United Financial Investment Consulting, une équipe d'experts interne qui se base sur les principes de la répartition stratégique de l'actif. L'équipe consultative en placements surveille et gère activement les portefeuilles afin de s'assurer qu'ils restent efficaces et qu'ils soient positionnés pour profiter des occasions qui surviennent dans le marché.

Le programme Évolution fournit un accès à une large gamme de gestionnaires de portefeuille canadiens et mondiaux qui sont disponibles par l'entremise de Financière Unie et Placements CI, y compris AllianceBernstein, Cambridge Advisors, Connor, Clark and Lunn Investment Management, Cohen and Steers, Epoch Investment Partners, Harbour Advisors, Picton Mahoney Asset Management, Signature Global Advisors, Tetrem Capital Management et Wellington Management.

« Évolution représente les ressources combinées de Financière Unie et Placements CI et leur expertise dans la gestion de portefeuille et dans le développement et la gestion de solutions de placement innovatrices », a déclaré M. Canavan.

Les investisseurs peuvent sélectionner les nouveaux mandats Alpha de Financière Unie, qui sont des portefeuilles d'actions concentrés qui investissent dans les meilleures idées de certains gestionnaires de portefeuilles, et qui mettent l'accent sur les rendements absolus. Les mandats Alpha et leurs portefeuilles sont la Catégorie de société alpha d'actions canadiennes (QV Investors Inc.), la Catégorie

de société alpha d'actions américaines (Tetrem Capital Management Ltd.) et la Catégorie de société alpha d'actions internationales (Picton Mahoney Asset Management).

Le programme Évolution procure un niveau élevé d'efficacité fiscale, une importante préoccupation pour les investisseurs à valeur nette élevée. Les portefeuilles Évolution sont basés sur une structure de catégorie de société, et Financière Unie gère également les comptes enregistrés, non enregistrés et familiaux des investisseurs comme un seul portefeuille, dans le but d'obtenir le niveau maximum d'efficacité fiscale.

Le programme de Gestion de comptes privée Évolution reconnaît les besoins des investisseurs sophistiqués en offrant un processus de cotation des prix semblable à celui offert aux investisseurs institutionnels.

Le programme de Gestion de comptes privée Évolution exige un placement minimum de 250 000 $ et est disponible exclusivement par le biais des conseillers qui sont affiliés à Gestion de patrimoine Assante.

Corporation Financière Unie est une société canadienne de gestion de placement et de planification de la richesse qui possède un actif sous gestion d'environ 8 milliards de dollars. Elle procure des solutions de portefeuilles gérés pour les individus, les familles et les entreprises, distribuées par l'entremise de conseillers de Gestion de patrimoine Assante et de Stonegate Conseil Privé S.E.C. Financière Unie est sur le Web au www.unitedfinancial.ca. Financière Unie est une société contrôlée par CI Financial Income Fund (TSX: CIX.UN), une firme de gestion d'actifs indépendante sous contrôle canadien qui gérait des actifs rapportant des commissions d'environ 100,6 milliards de dollars le 31 août 2008.

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Renseignements :
Brent Wagner, vice-président, ventes nationales, 416-681-7047

END